SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

1

No.

Document

News Release on Third Quarter Financial Statements and CEO and CFO Certifications dated November 2, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 2, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

2

2004 Third Quarter Report

"Driven by Nickel"

FNX Mining Company Inc.

Highlights:

  The Company's third quarter as a commercial mining company broke records for production, revenue, operating costs and profitability.

  Revenue from Phase 1 production at the McCreedy West Mine during the third quarter of 2004 (reporting period July, August, September for production period May, June and July) was a record $16.1 million ($197 per ton of ore shipped) with cash operating costs (a non-GAAP measure explained below) of $8.6 million ($105 per ton shipped; also a new quarterly best) for the same period. Revenue for the first three quarters of 2004 (reporting period January to September for production period November 2003 to July 2004) totaled $39.3 million ($199 per ton shipped) and cash operating costs totaled $22.0 million ($111 per ton shipped) for the same period.

  Third quarter cash operating margin (a non-GAAP measure defined as revenue less cash operating costs) from the Phase 1 operations was a record $7.6 million and totaled $17.3 million for the first three quarters of 2004. Cash operating margin per ton of ore shipped during the quarter was $92 per ton and averaged $88 per ton for the first three quarters of 2004.

  FNX's A djusted EBITDA (a non-GAAP term defined here as earnings before non-cash items, i.e.  taxes, depreciation, amortization and stock option expenses) also reached a new quarterly high of $4.7 million.  The Company's Adjusted EBITDA for the first three quarters of 2004 was $9.8 million.

  FNX's net earnings, in accordance with Canadian GAAP, for the third quarter were $1.6 million ($0.03 per share) and $3.1 million ($0.06 per share) for the first three quarters of 2004. A non-cash tax expense of $1.4 million for the third quarter and $2.8 million for the first three quarters of 2004 reduced earnings by $0.03 per share and $0.06 respectively. A stronger Canadian dollar during the third quarter negatively affected net earnings by $0.3 million.

  Phase 1 production at the McCreedy West Mine during the first nine calendar months of 2004 totaled 228,624 tons of ore mined (over 76% of the 2004 mining target of 300,000 tons of ore) with 224,476 tons of ore shipped to the custom mill.

  During the first nine calendar months of 2004, Phase 1 operations produced an estimated five million pounds of recovered nickel and two million pounds of recovered copper and the Company is confident that the 2004 production target of seven million pounds of recovered nickel will be met or exceeded.

  The bulk sampling program on the PM Deposit at the McCreedy West Mine continued during the quarter.  The results of the first planned bulk sample consisting of 4,063 tons yielded an average grade of 6.8 grams per tonne (0.2 ounces per ton) of total platinum + palladium + gold (" TPM ") , 1.4% copper and 0.4% nickel.

  Surface work on the Levack Property and Levack No. 2 shaft was initiated and consisted of general cleanup and repairs in the Levack Yard Area, Collar House, Hoistroom and Headframe.

  The $30 million advanced underground exploration program at the newly named Podolsky Property (previously Norman) is proceeding with the initial excavations of the vertical shaft and inclined ramp commencing in late September.

  The $12.5 million 2004 exploration program continued during the quarter with surface drills testing for high-grade Cu-precious metal footwall targets behind the McCreedy West-Levack Mine Complex, and additional underground drilling at the same sites to further define and add new resources and reserves.

  The Company and its Sudbury Joint Venture ("SJV") partner have maintained its exemplary safety record with no lost time accidents reported in the third quarter of 2004 and have gone 893 consecutive days without a lost time accident as at September 30, 2004.

  Closing cash was $61.9 million with no debt and working capital of $71.4 million.

NOTE:

The Company accounts for the SJV operations on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest is accounted for as a "minority interest" in the revenue, expenses and assets of the SJV.

Consolidated Financial Results

(Cdn$000's, except per share data):

	Three months ended		Nine months ended
	Sept 30-04	Sept 30-03	Sept 30-04	Sept 30-03
Revenue	$16,140	$ -	$39,275	$ -
Net Earnings	1,641	(3,010)	3,130	(6,057)

Earnings per share	$ 0.03	$(0.08)	$ 0.06	$(0.16)
Production
	For Production Period		For Production Period
	Three months ended		Nine months ended
	July 31-04	July 31-03	July 31-04	July 31-03

	For Reporting Period		for Reporting Period
	Three months ended		Nine months ended
	Sept 30-04	Sept 30-03	Sept 30-04	Sept 30-03

Operating statistics (100% level):
Ore produced (tons)	81,697	-	197,316*	-
Ore shipped (tons)	81,786	-	197,305	-
Ni ore shipped (tons)	78,583	-	187,352	-
Ni ore grade (% nickel)	1.6	-	1.6	-
Cu ore shipped (tons)	3,203	-	9,953	-
Cu ore grade (% copper)	5.2	-	5.9	-
Payable nickel (lbs.)	1,757,491	-	4,266,070	-
Payable copper (lbs.)	559,253	-	1,738,128	-

Note: * Production for Nov. 2003 - July 2004 = 197,316 tons.
Production for the first nine months of 2004 = 228,624 tons.

Management Discussion and Analysis

Operations and Reporting

The SJV declared commercial production at the McCreedy West Mine on January 1, 2004 for ore shipments commencing on November 1, 2003. The SJV (FNX - 75% and exploration operator and Dynatec Corporation - 25% and mining operator) mines, crushes and samples the McCreedy West run of mine ore on site before trucking it to Inco Limited's Sudbury, Ontario facilities for milling, smelting, refining and marketing. Revenues from ore shipments are not realized by the SJV until Inco has had the opportunity to process and market the contained metals, therefore revenues for nickel, copper and gold are not recognized until two months after the month of shipment, cobalt revenues are not recognized for three months, and revenues for platinum and palladium are not recognized for five months. For example, the revenues from nickel, copper and gold and the associated mining and processing costs for ore mined and delivered during the months of May, June and July (production months) are reported and accounted for in the months of July, August and September (reporting months).

Mining

Reporting Months -  Nov. 2003 - July 2004 - First Three Quarters of 2004

Tons

Mined

197,316

Tons

Shipped

197,305

Recovered Metal in Shipped Ore

Nickel (lbs)

4,266,070

Copper

 (lbs)

1,738,128

Ore shipped during the nine months period from November 1, 2003 to July 31, 2004 was recognized in revenue during the first three quarters of 2004.  During this period, a total of 197,316 tons of ore was mined and 197,305 tons of ore were shipped to the custom mill (187,352 tons of nickel ore grading 1.6% nickel and 9,953 tons of copper ore grading 5.9% copper).

Total ore mined during the third quarter was 11% greater than that mined during the second quarter and 94% greater than that mined during the first quarter. The third quarter ore production during the May to July production period totaled 81,697 tons with 95% of this being from the nickel-rich contact deposits (78,583 tons of nickel ore grading 1.6% Ni and 0.2% Cu) and the balance from the copper-rich footwall deposits (3,203 tons of copper ore grading 5.2% Cu and 0.5% Ni and 0.09 oz./t TPM ).

Production Months - January - September 2004 - First Nine Calendar Months of 2004

Tons

Mined

228,624

Tons

Shipped

224,476

Recovered Metal in Shipped Ore

Nickel

(lbs)

4,901,312

Copper (lbs)

1,984,318

During the first nine "production" months of 2004 (January 1, 2004 to September 30, 2004) the SJV mined 228,624 tons of ore and delivered 224,476 tons of ore to the custom mill. This production exceeds 76% of the SJV 2004 production target of 300,000 tons. The delivered ore contains an estimated five million pounds of recovered nickel and two million pounds of recovered copper.

The nickel ore production from the McCreedy West Mine's Inter Main Deposit was 74% of the total production, with 10% and 16% from the Upper Main and East Main Deposits respectively.  Due to higher commodity prices, additional lower grade incremental ore was mined during the quarter to optimize the value of the ore deposits and this resulted in an ore grade slightly lower than in the original third quarter mine plan.  The Company will continue to execute its core mine plan while optimizing the value of its ore deposits by mining lower grade ore when prices are strong.

Costs for ore shipped to the mill and not reported in a quarterly income statement are included in Ore in Process in the balance sheet. Production costs related to unshipped ore are included in Inventory on the balance sheet.

Financial Review - Third Quarter

The Company accounts for the SJV on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest is accounted for as a minority interest in the revenue, expenses and assets of the SJV.

Third quarter revenue from ore shipments delivered from May 1, 2004 to July 31, 2004 was $16.1 million. Average nickel (US$6.35 per pound) and copper (US$1.26 per pound) prices received in the quarter were above budgeted prices of US$5.00 per pound for nickel and US$1.00 per pound for copper.

The Canadian dollar strengthened significantly in the quarter, averaging 1.28 against the US dollar from 1.33 in the first quarter and 1.34 in the second quarter.  This $0.05 reduction compared to the first six months negatively affected third quarter revenue by $0.6 million and net earnings by $0.3 million.  Cash costs per pound of nickel shipped in the third quarter of 2004 increased US$0.08 (from US$2.94 to US$ 3.02) as a direct result of the stronger Canadian dollar.

Milling and treatment charges were better than expected on a per ton basis. Mining costs were better than expected because of labour efficiencies generating increased production. Total cash operating costs per ton, a non-GAAP measure calculated by dividing cash operating costs of material shipped ($8.6 million) by tons shipped (81,786), were $105 in the quarter, lower than the 2004 plan of $118 and a quarterly best. By-product credits per pound nickel were lower than expected due to lower copper production. Cash operating margin of $92 per ton is the difference between revenue ($197 per ton) and cash operating cost ($105 per ton).  This margin improved compared to the previous quarter and is significantly better than the 2004 plan of $60 per ton.

Provision for a non-cash tax expense of $1.4 million ($0.03 per share) was recognized in the quarter. The Company will not pay taxes until previous tax losses are used and it does not expect to pay cash taxes in the foreseeable future . This expense item represents different recognition periods of profits for tax and accounting.

Non-cash mining costs of $1.7 million amounted to US$0.72 per pound of nickel reported for revenue in the quarter. The cost per pound can change with ore grade variations and changes in the US/Canadian dollar exchange rate.

Administration costs of $0.8 million in the third quarter of 2004 increased compared to the third quarter of 2003 with additional employees added to the corporate staff, increased investor relations efforts and additional costs related to compliance with reporting regulations. Exploration administration costs of $0.5 million in the third quarter of 2004 increased compared to the same quarter in the prior year because of new hires late in 2003.

Stock options are a non-cash charge and this expense was steady in the quarter at $0.4 million. Stock option expenses are expected to decline through the balance of 2004.

Interest income of $0.2 million in the third quarter of 2004 was slightly lower than in the third quarter of 2003 due to decreased interest rates on cash balances.

The minority interest expense of $1.4 million in the third quarter of 2004 increased from a nominal amount in the third quarter of 2003. This expense relates to the 25% interest in the revenue and operating expenses of the SJV not owned by the Company. Most of this expense item relates to mine operations, with a small amount related to the minority interest share of exploration administration.

Non-cash charges in the third quarter of 2004 amounted to $3.5 million for mine depreciation, corporate depreciation, stock option expenses, and taxes.

Nine Months

Revenue for the first three quarters of 2004 amounted to $39.3 million, or $199 per ton shipped.  Average nickel prices realized were US$6.16 per pound and average copper prices realized were US$1.23 per pound.

Mine operating costs for the first three quarters of 2004 were $25.9 million, including $4.0 million of non-cash mine depreciation expenses.  Operating costs were $111 per ton shipped for the first three quarters of 2004.

A non-cash tax expense of $2.8 million was recorded for the first three quarters of 2004, from $nil in the first three quarters of 2003.  The Company was not profitable before the McCreedy Mine achieved commercial production in 2004 and no tax provision was therefore made in 2003.

Administration expenses of $2.9 million for the first three quarters of 2004 increased from $1.6 million for the first three quarters of 2003 due to staff increases and associated costs.

Exploration administration costs of $1.3 million for the first three quarters of 2004 increased from $0.9 million for the first three quarters of 2003.  Staff increased late in 2003 and these costs were reflected in 2004.

Stock option expenses of $0.9 million for the first three quarters of 2004 decreased from $2.2 million in the first three quarters of 2003.  A large percentage of the stock options were issued by early 2003 and expensed by the end of 2003.

Interest income of $0.7 million in the first three quarters of 2004, compared to $0.8 million in the first three quarters of 2003, reflects lower interest rates on cash balances in 2004 compared to 2003.

A minority interest of $3.1 million was recorded for the first three quarters of 2004 compared to $(0.1) million for the first three quarters of 2003.  The increase is due to increased earnings from the SJV.

Non-cash charges in the first nine months of 2004 amounted to $7.7 million for mine depreciation, corporate depreciation, stock option expenses, and taxes.

10

Financial Condition and Liquidity

Cash of $61.9 million at September 30, 2004 increased by $9.4 million in the first nine months of 2004 from $52.5 million at December 31, 2003. The largest contributor to the cash increase was the net $19.5 million raised from flow-through shares issue in June 2004. A further $0.7 million was received in interest, $0.5 million was received on sale of marketable securities and $0.2 million was received on stock option exercises.

The Company's share of cash receipts from production was $20.3 million for the first nine months of 2004. The initial $14 million of cash receipts from Inco, completed in June 2004, was shared 60% to the Company and 40% to the Minority Interest.  All further Inco cash receipts are distributed 75% to the Company and 25% to the Minority Interest.

The Company funded $25.9 million of SJV expenses, its 75% share of all SJV work in the first nine months of the year. The funding was distributed $11.1 million to production-related items (Inventory, Ore in Process, Operating Cost), $4.6 million to mine capital, $9.5 million to exploration and $0.7 million to exploration administration.

Cash of $2.9 million was spent on administration costs in the first nine months of the year.  Exploration administration and prospecting outside the SJV amounted to $0.3 million.  Cash of $0.9 million was used for a short-term investment and $1.3 million was used mostly to reduce accounts payable. The Company has no debt.

The Phase 1 Mine generated sufficient operating cash flow in 2004 to pay for all capital requirements in the first nine months and still contribute $8.8 million to the SJV.  Full payback of all Phase 1 mining capital (approximately $22 million) is expected to be achieved in the near future .

Exploration

During the third quarter of 2004, a total of 61,913 ft. of diamond drilling was completed in 108 holes on the McCreedy West, Levack and Podolsky (formerly Norman) Properties.   During the quarter, 90 underground holes were completed at McCreedy West for a total of 33,388 ft.  Fifty-five of these holes (13,455 ft.) were drilled within the Inter Main Deposit for development purposes with the balance being drilled to expand the known resource area in the Inter Main Deposit and also to provide additional information on the PM Deposit, which is currently being investigated by an advanced underground exploration program including an inclined ramp. At the Levack Mine five holes (2,949 ft.) were drilled from underground locations and two (3,288 ft.) from surface to further test the 1300, 1900 and #7 Extension deposits. Eight surface holes (14,076 ft.) tested North Range Footwall targets below the McCreedy West and Levack Mines in the search for new high-grade copper and precious metal deposits. Three surface holes (8,212 ft.) were completed at the Podolsky Property.   During the reporting period, 5,670 core samples were submitted for assay.

The first planned bulk sample from the PM Deposit was reported in the quarter.  The 4,063 ton sample graded 6.8 grams per tonne (0.2 ounces per ton) TPM, 1.4% copper and 0.4% nickel.  Plans call for another four bulk samples to be removed from the PM Deposit by the end of the first quarter of 2005.

The current drilling program at McCreedy West is focused on expanding the Inter Main Deposit (three underground rigs), upgrading the inferred resources and carrying out infill drilling to assist mine planning. One rig has focused on more detailed drilling of the PM Deposit to permit modeling of the deposit and leading to a resource estimate in support of the feasibility study. During the quarter, positive drill assay results were announced for the 1300 Deposit at Levack and drilling, both from surface and underground, will continue to test the initial targets for mining at Levack

Drilling was completed at the Podolsky 2000 and Podolsky North Deposits.  The underground advanced exploration programs at the Podolsky Property were initiated with excavation of the shaft collar to access the Podolsky 2000 Deposit and of the portal for the decline to the Podolsky North Deposit.

Outlook

The near term focus of the SJV will be to maintain or increase its production levels and meet its 2004 production target of 300,000 tons. Payable metal from 2004 mining is expected to be about 7.0 million pounds of nickel and 3.7 million pounds of copper. The expected cash cost per pound nickel is planned at US$2.98.  The combined effect of foreign exchange and mining of lower grade incremental ore (due to higher prices) could result in a slightly higher cash cost per pound of nickel.  Lower grade incremental ore, although higher in cash cost to mine, is still appropriate material to mine as it generates cash operating profits.

Nickel prices are currently in the US$6.00 per pound range and copper prices are in the US$1.30 per pound range.  Inventories remain low, the US economy continues to grow and the Chinese economy continues to record strong growth.  The IMF forecasts continued growth of world economies, although at lower rates than previously expected.  Upon returning from China, Goldman Sachs reported they see a continued extension to the current positive metals cycle.

The Company's third quarter as a commercial mining company broke records for production and profitability. The company expects that continued strength in commodity prices and grade improvements in the final quarter should provide for positive earnings and strong cash flows for the balance of 2004.

Non-GAAP Measures

We have included cash operating margins, cash operating costs and Adjusted EBITDA because we feel that certain investors use this information to assess our performance and our ability to be profitable andgenerate cash flow.  The inclusion of cash operating costs as well as measures such as "Cash operating margin" enables investors to better understand year-over-year changes in production costs, which in turn affect our profitability and cash flow.  This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of operating costs presented under GAAP.

The cash cost per pound of nickel shipped in the third quarter of 2004 is calculated by reducing total income statement operating costs ($10.3 million) by the mine depreciation ($1.7 million) to arrive at a total cash operating cost in the quarter ($8.6 million).  This cash operating cost is further reduced by all revenue that was not generated from the sale of nickel (by-product revenue of $1.8 million) to arrive at the cash costs attributable to nickel sales in the quarter ($6.8 million).  This number is converted to US dollars and divided by pounds of nickel sold in the quarter (1.8 million pounds) to arrive at the cash cost per pound of nickel shipped in the quarter of US$3.02, slightly higher than the 2004 plan of US$2.98 per pound nickel.

The cash cost per pound of nickel shipped in the first three quarters of 2004 is calculated by reducing total income statement operating costs ($25.9 million) by the mine depreciation ($4.0 million) to arrive at a total cash operating cost in the quarter ($21.9 million).  This cash operating cost is further reduced by all revenue that was not generated from the sale of nickel (by-product revenue of $4.6 million) to arrive at the cash costs attributable to nickel sales in the quarter ($17.3 million).  This number is converted to US dollars and divided by pounds of nickel sold in the first three quarters (4.3 million pounds) to arrive at the cash cost per pound nickel shipped in the first three quarters of US$3.11, improved from US$3.16 per pound in the first two quarters of 2004.

The Adjusted EBITDA for the third quarter is calculated by reducing the operating costs ($10.3 million) for depreciation ($1.7 million).  This $8.6 million cash operating cost is subtracted from revenue ($16.1 million) and the result ($7.5 million) is multiplied by the Company's 75% share of cash operating profit ($5.7 million).  Cash expense items of $1.0 million (administration of $0.8 million, exploration administration of $0.4 million, and cash credits of $0.2 million for marketable securities and interest revenue) are deducted from the $5.7 million share of cash operating profit to arrive at the Adjusted EBITDA in the third quarter of $4.7 million.

The Adjusted EBITDA for the first three quarters is calculated by reducing the operating costs ($25.9 million) for depreciation ($4.0 million).  This $21.9 million cash operating cost is subtracted from revenue ($39.3 million) and the result ($17.4 million) is multiplied by the Company's 75% share to arrive at cash operating profit ($13.0 million).  Cash expense items of $3.2 million (administration of $2.9 million, exploration administration of $1.1 million, and cash credits of $0.8 million for marketable securities and interest revenue) are deducted from the $13.0 million share of cash operating profit to arrive at the Adjusted EBITDA in the first three quarters of $9.8 million.

Summary Quarterly Financial Information (Cdn$000's, except per share numbers):

	Q1	Q2	Q3	Q4	Total
2004
Revenue	$9,511	$13,624	$16,140		$39,275
Cash Operating Costs	4,503	8,927	8,563		$21,993
Cash Operating Margin	5,008	4,697	7,577		$17,282

Adjusted EBITDA	$2,897	$2,173	$4,739		$9,809

Earnings	$1,311	178	$1,641		$3,130
Earnings (/sh.)	$0.03	$0.00	$0.03		$0.06

2003
Revenue	$-	$-	$-	$-	$-
Cash Operating Costs	-	-	-	-	-
Cash Operating Margin	-	-	-	-	-

Adjusted EBITDA	(363)	(764)	(271)	(1,179)	(2,577)

Earnings	(1,560)	(1,487)	(3,010)	(4,020)	(10,077)
Earnings (/sh.)	$(0.04)	$(0.04)	$(0.08)	$(0.08)	$(0.24)

2002
Revenue	$-	$-	$-	$-	$-
Cash Operating Costs	-	-	-	-	-
Cash Operating Margin	-	-	-	-	-

Adjusted EBITDA	(90)	(111)	(491)	(71)	(762)

Earnings	(1,296)	(291)	(2,071)	(3,331)	(6,989)
Earnings (/sh.)	$(0.04)	$(0.01)	$(0.07)	$(0.11)	$(0.23)

These financial statements have been prepared by Management of FNX Mining Company Inc.   The prior year financial statements have not been reviewed by the Company's auditor.

On behalf of the Board

(SIGNATURE)

Terry MacGibbon

President and Chief Executive Officer

October 28, 2004

FNX Mining Company Inc.

Balance Sheets

(Canadian dollars in 000's)

(Unaudited)

	As at	As at
Sept. 30,		December 31,
	2004	2003

Assets

CURRENT ASSETS:
Cash and cash equivalents	$61,897	$52,536
Short-term deposits	2,037	1,121
Accounts receivable	3,198	2,864
Ore in process (Note 2)	4,719	2,106
Inventories (Note 2)	652	400
Prepaid and other	653	689

	73,156	59,716

Mining property (Note 3)	25,068	23,695
Mineral exploration properties (Note 4)	36,506	23,816
Capital assets	130	191

	$134,860	$107,418

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,750	$3,041

Future tax	2,315	-
Minority interest (Note 5)	16,843	14,599

SHAREHOLDERS' EQUITY (Note 6):
Capital stock	126,302	106,073
Stock options	7,552	6,737
Deficit	(19,902)	(23,032)

	113,952	89,778

	$134,860	$107,418

The accompanying notes are an integral part of these consolidated financial statements.

FNX Mining Company Inc.

Consolidated Statements of Operations and Deficit

(Canadian dollars in 000's, except per share data)

(Unaudited)

	Three months ended		Nine months ended
	Sept.30,	Sept.30,	Sept.30,	Sept.30,
	2004	2003	2004	2003
REVENUE
Operating costs	$16,140	$-	$39,275	$-
	10,259	-	25,947	-

	5,881	-	13,328	-

EXPENSES:
Administration	808	399	2,877	1,556
Exploration administration	524	403	1,328	867
Stock options	351	371	864	2,183
Amortization	25	37	74	95
Exploration write-off	-	2,288	-	2,288
Gain on marketable securities	(50)	-	(100)	-
Interest income	(184)	(445)	(705)	(839)

	1,474	3,053	4,338	6,150

EARNINGS (LOSS) BEFORE
MINORITY INTEREST	4,407	(3,053)	8,990	(6,150)

MINORITY INTEREST	1,381	(43)	3,084	(93)

EARNINGS (LOSS) BEFORE
INCOME TAXES	3,026	(3,010)	5,906	(6,057)
Income taxes:
Future	1,385	-	2,776	-

Net earnings (loss) for the period	1,641	(3,010)	3,130	(6,057)

DEFICIT - BEGINNING OF PERIOD	(21,543)	(16,002)	(23,032)	(12,955)

Deficit - end of period	$(19,902)	$(19,012)	$(19,902)	$(19,012)

Net earnings (loss) per share
- basic and diluted	$0.03	$(0.08)	$0.06	$(0.16)

FNX Mining Company Inc.
Consolidated Statement of Cash Flows
(Canadian dollars in 000's)
(Unaudited)
	Three months ended		Three months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003

Cash provided by (used for):

OPERATING ACTIVITIES:
Net earnings (loss) for the period	$1,641	$(3,010)	$3,130	$(6,057)
Items not involving cash:
Amortization (mining)	1,696	-	3,954	-
Amortization (corporate)	25	37	74	95
Stock based compensation	351	371	864	2,183
Exploration write-offs	-	2,288	-	2,288
Future income taxes	1,385	-	2,776	-
Minority interest	1,381	(43)	3,084	(93)
Net change in non-cash working capital	1,418	(193)	(3,654)	914

	7,897	(550)	10,228	(670)

INVESTING ACTIVITIES:
Short-term deposits	(78)	(5)	(916)	(342)
Purchase of capital assets	(11)	-	(13)	(52)
Mine assets	(2,173)	(11,301)	(6,128)	(11,301)
Exploration expenditures	(5,495)	(1,718)	(12,690)	(16,054)

	(7,757)	(13,024)	(19,747)	(27,749)

FINANCING ACTIVITIES:
Common shares issued	-	45,962	19,720	49,293
Minority interest	(145)	3,298	(840)	6,931

	(145)	49,260	18,880	56,224

CHANGE IN CASH DURING THE PERIOD	(5)	35,686	9,361	27,805
CASH - BEGINNING OF PERIOD	61,902	22,278	52,536	30,159

CASH - END OF PERIOD	$61,897	$57,964	$61,897	$57,964

Supplemental cash flow information:
Interest paid	$1	$5	$8	$16

Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements..

FNX Mining Company Inc.

Notes to the Financial Statements

FOR THE PERIOD ENDING SEPTEMBER 30, 2004

(Canadian dollars in 000's, except per share data)

(All figures presented as at and for the nine months ended September 30, 2004 are unaudited)

1.

Accounting Policies

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2003 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's 2003 audited financial statements and the accompanying notes contained in the Company's Annual Report.

2.

Ore in Process and Inventory

(Canadian dollars in 000's)

Ore in Process includes ore shipped for which revenue has not yet been recognized. Balances in the account include mining and haulage costs (cash costs), depreciation and amortization (non-cash costs).

	Sept. 30,	December 31,
	2004	2003

Cash costs	$3,542	$1,593
Non-cash costs	1,177	513

Total	$4,719	$2,106

Inventory includes ore mined and not yet shipped. Balances in the account include mining costs, depreciation and amortization.

	Sept. 30,	December 31,
	2004	2003

Cash costs	$415	$300
Non-cash costs	237	100

Total	$652	$400

3.

Mining Property

(Canadian dollars in 000's)

		Sept. 30, 2004		December 31, 2003
		Accumulated
	Cost	Amortization	Net	Net
Property and
Development	$19,911	$3,586	$16,325	$15,726
Equipment	10,525	1,782	8,743	7,969
	$30,436	$5,368	$25,068	$23,695

4.

Mineral Exploration Properties

(Canadian dollars in 000's)

Sept. 30,

  December 31,

2004

2003

____________________________________________________

Sudbury Basin

McCreedy West

$

13,383

$

9,989

Levack

6,663

3,676

Victoria

2,873

2,823

Podolsky

11,233

6,024

Kirkwood

199

196

North Range Footwall

2,155

1,108

____________________________________________________

$

36,506

$

23,816

____________________

5.

Minority Interest

(Canadian dollars in 000's)

The following table sets out the significant movements in the minority interest relating to the Sudbury Joint Venture.

Balance December 31, 2003

$

14,599

Net earnings to Minority Interest

1,002

Cash contributions by Minority Interest

2,530

Cash distributions to Minority Interest

(3,046

)

________________________________________

Balance March 31, 2004

     15,085

Net earnings to Minority Interest

701

Cash contributions by Minority Interest

2,831

Cash distributions to Minority Interest

(3,010

)

________________________________________

Balance June 30, 2004

15,607

Net earnings to Minority Interest

1,381

Cash contributions by Minority Interest

3,283

Cash distributions to Minority Interest

(3,428

)

________________________________________

Balance September 30, 2004

$

16,843

6.

Capital Stock

(Canadian dollars in 000's, except share and share option data)

The following tables reflect the status of the Company's common shares and share option plan and movements thereto for the three-month periods ended March 31, 2004, June 30, 2004 and September 30, 2004.

Common shares:

(a) Authorized - Unlimited common shares

(b) Issued

     Number of

Common

Shares

Consideration

____________________________________________________

Balance December 31, 2003

47,415,169

$

106,073

Issued during the first quarter of 2004:

Stock options exercised in the quarter

   91,000

   74

Transfer from contributed surplus on the

exercise of stock options

-

23

____________________________________________________

Balance March 31, 2004

47,506,169

106,170

Issued during the second quarter of 2004:

Stock options exercised in the quarter

   140,000

    177

Transfer from contributed surplus on the

exercise of stock options

-

26

Private placement of flow-through

 Shares

2,500,000

19,929

____________________________________________________

Balance June 30, 2004

50,146,169

  126,302

____________________________________________________

Balance September 30, 2004

50,146,169

$

  126,302

____________________

Stock Options :

Balance December 31, 2003

$

6,737

Stock based compensation

18

Transfer to Common shares on the

  exercise of stock options

(23

)

________________________________________

Balance March 31, 2004

6,732

Stock based compensation

495

Transfer to Common shares on the

  exercise of stock options

(26

)

________________________________________

Balance June 30, 2004

7,201

Stock based compensation

351

________________________________________

Balance September 30, 2004

$     7,552

    Weighted

 Average

Options

Price

____________________________________________________

Outstanding, December 31, 2003

2,993,000

$

5.31

Cancelled during the quarter

 (250,000)

         8.50

Exercised during the quarter

  (91,000

)

0.80

Outstanding, March 31, 2004

2,652,000

5.16

Granted during the quarter

 100,000

5.86

Exercised during the quarter

  (140,000

)

1.27

Outstanding, June 30, 2004

 2,612,000

         5.40

Cancelled during the quarter

       (7,000)

 5.89

Granted during the quarter

      38,000

         5.04

Outstanding, September 30, 2004

 2,643,000

          $

         5.39

_______________

7 .

Comparative Figures

Certain of the 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

Corporate Information

Directors

James W. Ashcroft

Consulting Mining

Engineer

Former President,

Ontario Division,

Inco Limited

Wayne G. Beach

Barrister and Solicitor

Robert D. Cudney

President and CEO

of Northfield Capital

Corporation

Duncan Gibson

Former Vice Chairman

TD Bank Financial Group

John Lydall

Former Managing Director

Investment Banking

National Bank Financial

Terry MacGibbon

President and CEO

Hon. Frank McKenna

Counsel

McInnes Cooper

Terrence Podolsky

Consulting Geologist

Former VP Exploration,

Inco Limited

Donald M. Ross

Chairman of Jones

Gable & Company

Officers

Terry MacGibbon

President and CEO

John C. Ross, C.A.

Chief Financial Officer

James M. Patterson

Ph. D, P Geo.

Vice President Exploration

David W. Constable

Vice President Investor

Relations and Corporate Affairs

Gord Morrison

Director of Exploration

Head Office

55 University Avenue Suite 700

Toronto, Ontario, Canada

M5J 2H7

Tel 416 628 5929

Fax 416 360 0550

Sudbury Field Office

1300 Kelly Lake Road

Sudbury, Ontario, Canada

P3E 5P4

Tel 705 671 1779

Fax 705 671 1137

Bank

The Royal Bank of Canada

Royal Bank Plaza

320 Bay Street

Toronto, Ontario

M5J 2J5

Transfer Agent

CIBC Mellon Trust Company

320 Bay Street

PO Box 903

Toronto, Ontario

M5H 4A6

Counsel

Goodman and Carr llp

Suite 2300

200 King Street West

Toronto, Ontario

M5H 3W5

US Counsel

Skadden, Arps, Slate,

Meagher & Flow llp

Royal Bank Plaza,

North Tower

Suite 1820

Toronto, Ontario

M5J 2J4

Auditors

KPMG llp

Suite 3300

Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B2

Listing

Toronto Stock Exchange

American Stock Exchange

Symbol "FNX"

Capitalization:

$321 million

(September 30, 2004)

Issued and

Outstanding Shares:

50,16 8 ,169

( October 28 , 2004)

Fully Diluted Shares:

52,789,169

(September 30, 2004)

Email:

info@fnxmining.com

Web Site:

www.fnxmining.com

Form 52-109T2 - Certification of Interim Filings during Transition Period

I, A. Terry MacGibbon, Chief Executive Officer, FNX Mining Company Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of FNX Mining Company Inc. (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 1, 2004

"Terry MacGibbon"
Name: A. Terry MacGibbon Title: Chief Executive Officer

Form 52-109T2 - Certification of Interim Filings during Transition Period

I, John Ross, Chief Financial Officer, FNX Mining Company Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of FNX Mining Company Inc. (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 1, 2004

"John Ross"
Name: John Ross Title: Chief Financial Officer